Exhibit 99.87

This short form prospectus is referred to as a short form base shelf prospectus and has been filed under legislation in each of the provinces and territories of Canada, other than Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Orla Mining Ltd. at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, telephone (604) 564-1852, and are also available electronically at www.sedar.com or on Orla Mining Ltd.’s website at www.orlamining.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	March 11, 2019

ORLA MINING LTD.

$300,000,000
Common Shares
Warrants
Subscription Receipts
Units
Debt Securities

This short form base shelf prospectus (this “Prospectus”) relates to the offering for sale from time to time (each, an “Offering”), during the 25-month period that this Prospectus, including any amendments hereto, remains effective, of the securities of Orla Mining Ltd. (“Orla” or the “Corporation”) listed above (the “Securities”) in one or more series or issuances, with a total offering price of such Securities, in the aggregate, of up to $300,000,000 (or the equivalent thereof in other currencies). The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).

Owning Securities may subject you to tax consequences. Such tax consequences are not described in this Prospectus and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular Offering and consult your own tax advisor with respect to your own particular circumstances.

A Canadian securities regulator has NOT approved or disapproved the Securities offered hereby or passed upon the accuracy or adequacy of this Prospectus or determined if this prospectus IS truthful or complete. Any representation to the contrary is a criminal offence.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities. The Corporation may offer and sell Securities through underwriters or dealers, directly or through agents designated by the Corporation from time to time at amounts and prices and other terms determined by the Corporation. A Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the Offering and will set forth the terms of the Offering, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the distribution. In connection with any Offering (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may, subject to applicable law, over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at levels other than that which might otherwise exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”. No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Investing in the Securities is speculative and involves certain risks. In particular, the Camino Rojo Project mineral resource estimate assumes that the Corporation can access mineral titles and lands that are not controlled by the Corporation. The risks outlined in this Prospectus and in the documents incorporated by reference herein and in the applicable Prospectus Supplement should be carefully reviewed and considered by prospective investors. See “Risk Factors”.

Mr. Charles Jeannes, Mr. Richard Hall, Mr. George Albino and Mr. Tim Haldane, each a director of the Corporation, and Mr. Carl E. Defilippi, Mr. Matthew D. Gray, Mr. Michael G. Hester, Mr. Fred Brown, Mr. Gene Tortelli, Mr. George Lightwood and Mr. Mark Gorman each a qualified person, reside outside of Canada. Each of Mr. Jeannes, Mr. Hall, Mr. Albino and Mr. Haldane have each appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

We have filed an undertaking with the British Columbia Securities Commission (the “BCSC”) that we will not distribute in the local jurisdiction under this Prospectus specified derivatives or asset-backed securities that, at the time of distribution, are novel without pre-clearing with the BCSC the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such securities.

The common shares (the “Common Shares”) of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “OLA”. On March 8, 2019, the last trading day before the date hereof, the closing price of the Common Shares on the TSX was $1.10. Unless otherwise specified in the applicable Prospectus Supplement, there is no existing trading market through which the warrants (the “Warrants”), (unless such Warrants are issued under the Corporation’s existing indentures for listed warrants), subscription receipts (the “Subscription Receipts”), units (the “Units”) or debt securities (“Debt Securities”) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

The Corporation’s head and registered office is located at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1.

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TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	2

FINANCIAL INFORMATION	2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	2

DOCUMENTS INCORPORATED BY REFERENCE	4

THE CORPORATION	5

RISK FACTORS	6

CONSOLIDATED CAPITALIZATION	7

USE OF PROCEEDS	7

PLAN OF DISTRIBUTION	8

EARNINGS COVERAGE RATIOS	9

DESCRIPTION OF SECURITIES	9

Common Shares	9
Warrants	9
Subscription Receipts	10
Units	12
Debt Securities	13

PRIOR SALES	14

PRICE RANGE AND TRADING VOLUMES	14

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES	14

LEGAL MATTERS	14

INTEREST OF EXPERTS	14

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	15

CERTIFICATE OF THE CORPORATION	17

ABOUT THIS PROSPECTUS

In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Orla Mining” or the “Corporation”, refer to Orla Mining Ltd. together with our subsidiaries.

This Prospectus provides you with a general description of the Securities that we may offer. Each time we offer Securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that Offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement.

You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus or any applicable Prospectus Supplement is accurate only as of the dates on the front of these documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery or of any sale of the Securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

FINANCIAL INFORMATION

The financial statements of the Corporation incorporated by reference in this Prospectus have been prepared in accordance with International Financial Reporting Standards and are reported in Canadian dollars.

The Offering amount in this Prospectus is in Canadian dollars. All currency amounts in this Prospectus are expressed in Canadian dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Corporation’s operating environment, the business operations and financial performance and condition. Forward-looking information is provided as of the date of this Prospectus and the Corporation does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the use of proceeds of an Offering, the timing for completion of any Offering, the planned exploration and development programs and expenditures, the estimation of mineral resources and mineral reserves, expectations on the potential extension of the expired mineral concessions with respect to the Cerro Quema Project (as defined herein); proposed exploration plans and expected results of exploration from each of the Cerro Quema Project and the Camino Rojo Project (as defined herein); Orla’s ability to obtain required mine licences, mine permits and regulatory approvals required in connection with exploration plans and future mining and mineral processing operations; community and ejido relations; availability of sufficient water for proposed operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Corporation’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold, anticipated costs and the Corporation’s ability to fund its programs, the Corporation’s ability to carry on exploration and development activities, the Corporation’s ability to meet obligations under property agreements, the timing and results of drilling programs, the discovery of mineral resources and mineral reserves on the Corporation’s mineral properties, the obtaining of an agreement with the Adjacent Owner (as defined herein) to develop the entire Camino Rojo Project mineral resource estimate, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Corporation’s ability to operate in a safe, efficient and effective manner and the Corporation’s ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: failure to obtain required regulatory and stock exchange approvals with respect to any Offering; access to additional capital; uncertainty and variations in the estimation of mineral resources and mineral reserves; delays in or failure to obtain an agreement with the Adjacent Owner with respect to the Camino Rojo Project; health, safety and environmental risks; success of exploration, development and operations activities; risks relating to foreign operations and expropriation or nationalization of mining operations; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; delays in getting access from surface or mining rights owners; uncertainty in estimates in production, capital and operation costs and potential of production and cost overruns; the impact of Panamanian or Mexican laws regarding foreign investment; the fluctuating price of gold; assessments by taxation authorities in multiple jurisdictions; uncertainties related to title to mineral properties; the Corporation’s ability to identify, complete and successfully integrate acquisitions; and volatility in the market price of the Corporation’s securities.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the Corporation’s annual information form dated as of August 27, 2018 for the financial year ended December 31, 2017 (the “Annual Information Form”), for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this Prospectus and, accordingly, are subject to change after such date. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation’s filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Orla Mining Ltd. at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, telephone (604) 564-1852, and are also available electronically at www.sedar.com. The filings of the Corporation through SEDAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the Annual Information Form for the year ended December 31, 2017, dated as of August 27, 2018;

(b)	the audited consolidated annual financial statements of the Corporation as at, and for the years ended December 31, 2017 and 2016, together with the report of the independent registered public accounting firm thereon and the notes thereto;

(c)	management’s discussion and analysis (“MD&A”) for the year ended December 31, 2017;

(d)	the unaudited condensed consolidated interim financial report of the Corporation as at September 30, 2018, and for the three and nine months ended September 30, 2018 and 2017, together with the notes thereto, excluding the notice to reader that the Corporation’s auditor has not performed a review of the condensed interim consolidated financial statements;

(e)	MD&A for the three and nine months ended September 30, 2018;

(f)	material change report of the Corporation dated February 2, 2018 relating to the Corporation’s offering of units on a bought deal basis; and

(g)	the management information circular of the Corporation dated May 24, 2018 prepared in connection with the annual and special meeting of shareholders of the Corporation held on June 27, 2018.

Any document of the type referred to item 11.1 of Form 44-101F1 Short Form Prospectus under National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by the Corporation with any securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada during the period that this Prospectus is effective shall be deemed to be incorporated by reference in this Prospectus. These documents are available on SEDAR, which can be accessed at www.sedar.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this Prospectus.

Upon a new annual information form and the related annual consolidated financial statements being filed by us with the appropriate securities regulatory authorities during the currency of this Prospectus, the previous Annual Information Form, audited consolidated annual financial statements and all unaudited condensed consolidated interim financial reports, material change reports, and all Prospectus Supplements filed by us prior to the commencement of our fiscal year in which the new annual information form and the related annual consolidated financial statements is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers of Securities hereunder. Upon a management information circular in connection with an annual meeting being filed by us with the appropriate securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers of Securities hereunder.

A Prospectus Supplement containing the specific terms of any Offering of Securities will be delivered to purchasers of Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the Offering to which that Prospectus Supplement pertains.

THE CORPORATION

Orla is a Canadian company listed on the Toronto Stock Exchange (the “TSX”). The Corporation’s focus is on the acquisition, exploration and development of mineral exploration opportunities in which the Corporation’s exploration and development expertise could substantially enhance shareholder value. Orla is advancing the development of the Camino Rojo project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico (the “Camino Rojo Project”). The Camino Rojo Project is 100% owned and covers over 200,000 hectares. Access and infrastructure is excellent with a paved highway and powerline nearby. A National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report on the Camino Rojo Project dated June 19, 2018 is available on SEDAR under Orla’s profile. Orla also owns 100% of the Cerro Quema project in Panama (the “Cerro Quema Project”) which includes mineralized zones with the potential to support a near-term gold production scenario and various exploration targets. Cerro Quema Project’s 14,800-hectare concession is close to infrastructure with easy access to site and strong community support. The Cerro Quema Project is currently in the last stage of the permitting process for a proposed open pit mine and gold heap leach operation. Please refer to the “Cerro Quema Project – Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014, which is available on SEDAR.

For further information regarding Orla, see the Annual Information Form and other documents incorporated by reference in this Prospectus available at www.sedar.com under the Corporation’s profile.

Recent Developments

Amended Camino Rojo Technical Report

On March 11, 2019, the Corporation filed an amended technical report for the Camino Rojo Project.

Graduation to TSX

On November 1, 2018, the Common Shares commenced trading on the TSX. Concurrent with the TSX listing, the Common Shares of the Corporation were de-listed from the TSX Venture Exchange.

Appointment of Jason Simpson as new President and CEO

On November 12, 2018, Mr. Jason Simpson assumed the role as the Corporation’s President and Chief Executive Officer (“CEO”). In addition to the role of President and CEO, Mr. Simpson was also appointed a director of the Corporation.

Previous Disclosure of Use of Proceeds

Update as to Use of Proceeds

As detailed in the table below comparing the approximate use of proceeds from the Corporation’s offering of units completed in February 2018 and the actual amounts spent as of December 31, 2018, the Corporation has yet to spend the full amount allocated under the February 2018 prospectus. The Corporation continues to expect to spend the full amounts allocated in accordance with the table below in upcoming financial periods. To date, there have been no variances to the Corporation’s anticipated use of proceeds as disclosed in February 2018, material or otherwise. Accordingly, there is no impact or change to the Corporation’s ability to achieve its business objectives and milestones as disclosed in the February 2018 prospectus.

Use of Proceeds	Expected Use of Proceeds (C$)	Actual Use of Proceeds as of December 31, 2018 (C$)
Camino Rojo Project
Project Management	400,000	298,000
Drilling (core, metallurgy)	4,300,000	1,985,000
Engineering, Technical Studies & Geology	3,500,000	1,379,000
Environment, CSR, Permitting, Ejido	1,800,000	99,000
Field & Site Support	1,200,000	1,840,000
Value-Added Taxes (IVA)	1,300,000	743,000
	12,500,000	6,344,000
Cerro Quema Project
Drilling	1,900,000	1,958,000
Environment, CSR, Permitting, Community	2,000,000	315,000
Engineering, Technical Studies & Geology	2,000,000	911,000
Camp and Support & Project Management	1,500,000	1,170,000
Salaries and Benefits	2,000,000	1,713,000
	9,400,000	6,067,000

Other
Exploration and Project Evaluation	850,000	772,000
Working Capital and General Corporate	2,335,260	2,810,000
Purposes	3,185,260	3,582,000
Total:	25,085,260	15,993,000

RISK FACTORS

An investment in our Securities involves risks. You should carefully consider the risks described in the sections entitled “Risk Factors” in any Prospectus Supplement and those set forth in documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, as well as other information in this Prospectus and any applicable Prospectus Supplement, before purchasing any of our Securities. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

Negative Operating Cash Flow

The Corporation is an exploration stage company and has not generated cash flow from operations. The Corporation is devoting significant resources to the development of the Camino Rojo Project, the Cerro Quema Project and to actively pursue exploration and development opportunities, however, there can be no assurance that it will generate positive cash flow from operations in the future. The Corporation expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. The Corporation currently has negative cash flow from operating activities.

The Camino Rojo Project mineral resource estimate assumes that the Corporation can access mineral titles and lands that are not controlled by the Corporation

All of the mineralization comprised in the Corporation’s mineral resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by the Corporation. However, the mineral resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by another mining company (the “Adjacent Owner”) and that waste would be mined on the Adjacent Owner’s mineral titles. Any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on obtaining an agreement with the Adjacent Owner. It is estimated that approximately two-thirds of the mineral resource estimate is dependent on an agreement being obtained with the Adjacent Owner.

Delays in, or failure to obtain, an agreement with the Adjacent Owner to conduct mining operations on its mineral titles would affect the development of a significant portion of the mineral resources of the Camino Rojo Project that are not included in the Preliminary Economic Assessment (“PEA”) dated June 19, 2018, in particular by limiting access to significant mineralized material at depth. The Corporation intends to seek an agreement with the Adjacent Owner in order to maximize the potential to develop a mine that exploits the full mineral resource. There can be no assurance that the Corporation will be able to negotiate such agreement on terms that are satisfactory to the Corporation or that there will not be delays in obtaining the necessary agreement. Should an agreement with the Adjacent Owner not be obtained on favourable terms, the economics of any potential mine development using the full mineral resource estimate would be significantly negatively impacted.

The PEA was based on only a portion of the total mineral resource estimate and was prepared on the assumption that no mining activities would occur on the Adjacent Owner’s mineral titles. Accordingly, delays in, or failure to obtain, an agreement with the Adjacent Owner to conduct mining operations on its mineral titles would have no impact on the timetable or cost of development of the potential mine modelled in the PEA.

Mineral resource estimations for the Camino Rojo Project are only estimates and rely on certain assumptions

The estimation of mineral resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

In particular, the estimation of mineral resources for the Camino Rojo Project has assumed that there is a reasonable prospect for reaching an agreement with the Adjacent Owner. While the Corporation believes that the mineral resource estimates for the Camino Rojo Project are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an agreement with the Adjacent Owner will be reached.

Although all mineralization included in the Corporation’s mineral resource estimate for the Camino Rojo Project are located on mineral concessions controlled by the Corporation, failure to reach an agreement with the Adjacent Owner would result in a significant reduction of the mineral resource estimate by limiting access to significant mineralized material at depth. Any material changes in mineral resource estimates may have a material adverse effect on the Corporation.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of the Corporation, on a consolidated basis, since September 30, 2018, the date of our most recently filed interim financial statements.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement, we currently expect to use the net proceeds from the sale of Securities offered hereby to fund ongoing work programs to advance the Camino Rojo Project, to fund ongoing work programs to advance the Cerro Quema Project, to actively pursue exploration and development opportunities and for working capital and general corporate purposes. Any specific allocation of the net proceeds of an Offering to a specific purpose will be determined at the time of the Offering and will be described in the relevant Prospectus Supplement. The Corporation generates no operating revenue from the exploration activities on its property interests and has negative cash flow from operating activities. The Corporation anticipates that it will continue to have negative cash flow until such time that commercial production is achieved at a particular project. To the extent that the Corporation has negative cash flows in future periods in excess of net proceeds from the sale of Securities, it may need to deploy a portion of net proceeds from the sale of Securities to fund such negative cash flow.

PLAN OF DISTRIBUTION

The Corporation may from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. We may issue and sell up to $300,000,000, in the aggregate, of Securities.

We may offer and sell the Securities through underwriters or dealers, directly to one or more purchasers or through agents. We may offer Securities in the same offering, or we may offer Securities in separate offerings. Each Prospectus Supplement, to the extent applicable, will describe the number and terms of the Securities to which such Prospectus Supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and our net proceeds. The Prospectus Supplement also will include any underwriting discounts or commissions and other items constituting underwriters’ compensation and will identify any securities exchanges on which the Securities may be listed.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market price, at varied prices determined at the time of sale, or at negotiated prices, including sales in transactions that are deemed to be “at the market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the Offering of the Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation. We will obtain any requisite exemptive relief prior to conducting “at-the-market distributions”.

Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with such Securities offered by that Prospectus Supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” as defined in NI 44-102 and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any Offering of Securities, other than an “at the market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

No underwriter or dealer involved in an “at the market distribution” as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our securities in connection with an Offering of Securities or effect any other transactions that are intended to stabilize the market price of our securities.

We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from us at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commission’s payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Securities, other than the Common Shares, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities. Unless otherwise specified in the applicable Prospectus Supplement, we do not intend to list any of the Securities other than the Common Shares on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrant, Subscription Receipts, Units or Debt Securities may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Warrant, Subscription Receipts, Units or Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Debt Securities pursuant to such Prospectus Supplement.

DESCRIPTION OF SECURITIES

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares. As of March 8, 2019, there were 179,493,510 Common Shares issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

As of March 8, 2019, there were 3,000,000 Warrants expiring November 7, 2022, 6,737,500 Warrants expiring July 8, 2021 and 8,790,600 Warrants expiring February 15, 2021. The Corporation may issue Warrants to purchase Common Shares. Warrants may be issued independently or together with other Securities and may be attached to or separate from those Securities. Warrants will be issued under one or more warrant indentures, including supplemental indentures to one of our existing warrant indentures, to be entered into between the Corporation and one or more banks or trust companies acting as warrant agent, to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Warrants. A copy of any warrant indenture or supplemental warrant indenture relating to an offering of Warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions after we have entered into it.

The following description sets forth certain general terms and provisions of the Warrants and is not intended to be complete. You should read the particular terms of the Warrants that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant indenture and the Prospectus Supplement describing such warrant indenture. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Warrants being offered.

Any Prospectus Supplement relating to any Warrants the Corporation offers will describe the terms of the Warrants and include specific terms relating to their Offering. This description will include, where applicable:

•	the designation and aggregate number of Warrants offered;
•	the price at which the Warrants will be offered;
•	the currency or currencies in which the Warrants will be offered;
•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;
•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;
•	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share, or (iii) the expiry of the Warrants;
•	whether we will issue fractional shares;
•	whether we have applied to list the Warrants on a stock exchange;
•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;
•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;
•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;
•	material Canadian federal income tax consequences of owning the Warrants; and
•	any other material terms or conditions of the Warrants.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants.

Subscription Receipts

As of March 8, 2019, there are no Subscription Receipts outstanding. The Corporation may issue Subscription Receipts that will entitle holders to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants, Units, Debt Securities, or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Corporation and an escrow agent (the “Escrow Agent”), to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent. A copy of any Subscription Receipt Agreement will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions after we have entered into it.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. You should read the particular terms of the Subscription Receipts that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Subscription Receipts being offered.

Any Prospectus Supplement relating to any Subscription Receipts the Corporation offers will describe the terms of the Subscription Receipts and include specific terms relating to their Offering. All such terms will comply with the requirements of the TSX relating to Subscription Receipts. This description will include, where applicable:

•	the designation and aggregate number of Subscription Receipts offered;
•	the price at which the Subscription Receipts will be offered;
•	the currency or currencies in which the Subscription Receipts will be offered;

•	the designation, number and terms of the Common Shares, Warrants, Units, Debt Securities or any combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;
•	the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants, Units, Debt Securities or any combination thereof;
•	the procedures for the issuance and delivery of the Common Shares, Warrants, Units, Debt Securities or any combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;
•	whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants, Units, Debt Securities or any combination thereof upon satisfaction of the Release Conditions;
•	the identity of the Escrow Agent;
•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;
•	the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, Warrants, Units, Debt Securities or any combination thereof pending satisfaction of the Release Conditions;
•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions;
•	if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;
•	procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;
•	any entitlement of the Corporation to purchase the Subscription Receipts in the open market by private agreement or otherwise;
•	whether the Corporation will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;
•	whether the Corporation will issue the Subscription Receipts as bearer securities, registered securities or both;
•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants, Debt Securities or other securities of the Corporation, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;
•	whether we have applied to list the Subscription Receipts on a stock exchange;
•	material Canadian federal tax consequences of owning the Subscription Receipts; and
•	any other material terms or conditions of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Corporation. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Units, Debt Securities or any combination thereof on satisfaction of the conditions provided in the Subscription Receipt Agreement, including the satisfaction of any cash payment provided in the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. The Common Shares, Warrants, Units, Debt Securities or any combination thereof may be held in escrow by the Escrow Agent, and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Rescission

The Subscription Receipt Agreement will also provide that any material misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares, Warrants or Debt Securities to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares, Warrants or Debt Securities, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise.

Global Securities

The Corporation may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will also describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by a consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that the Corporation may amend any Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Units

As of March 8, 2019, there are no Units outstanding. The Corporation may issue Units consisting of one or more Common Shares, Warrants, Subscription Receipts, Debt Securities or any combination of such Securities. You should read the particular terms of the Units that are offered by us, which will be described in more detail in any applicable Prospectus Supplement.

Any Prospectus Supplement relating to any Units the Corporation offers will describe the terms of the Units and include specific terms relating to their Offering. This description will include, where applicable:

•	the designation and aggregate number of Units being offered;
•	the price at which the Units will be offered;
•	the designation and terms of the Units and the applicable Securities included in the Units;
•	the description of the terms of any agreement governing the Units;
•	any provision for the issuance, payment, settlement, transfer or exchange of the Units;
•	the date, if any, on and after which the Units may be transferable separately;
•	whether we have applied to list the Units on a stock exchange;
•	material Canadian federal tax consequences of owning the Units;

•	how, for federal income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities; and
•	any other material terms or conditions of the Units.

Debt Securities

As of March 8, 2019, there are no Debt Securities outstanding. The Corporation may issue Debt Securities which may or may not be converted into Common Shares. The Corporation may issue the Debt Securities independently or together with any underlying Securities. The Corporation may also issue a series of Debt Securities under one or more separate indenture agreements to be entered into between us and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee. A copy of any indenture will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions after we have entered into it. We may from time to time issue Debt Securities and incur additional indebtedness otherwise than through the offering of Debt Securities pursuant to this Prospectus.

The following description sets forth certain general terms and provisions of Debt Securities and is not intended to be complete. You should read the particular terms of the Debt Securities that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any indenture agreement and Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable indenture agreement and the Prospectus Supplement describing such indenture agreement. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Debt Securities being offered.

Any Prospectus Supplement relating to any Debt Securities the Corporation offers will describe the terms of the Debt Securities and include specific terms relating to their Offering. This description will include, where applicable:

•	the specific designation, any limit on the aggregate principal amount and authorized denominations of such Debt Securities;
•	the currency for which the Debt Securities may be purchased and the currency in which the principal and any interest is payable (in either case, if other than Canadian dollars);
•	the percentage of the principal amount at which such Debt Securities will be issued;
•	the date or dates on which such Debt Securities will mature and the portion (if less than all of the principal amount) of the offered Debt Securities to be payable upon declaration of acceleration of maturity;
•	the rate or rates (which may be fixed or variable, if any) at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);
•	the dates on which any such interest will be payable and the record dates for such payments;
•	any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions on which the Debt Securities may be redeemed or purchased at the option of the Corporation or otherwise;
•	any exchange or conversion terms, including whether such Debt Securities are convertible, exchangeable or exercisable into other Securities of the Corporation;
•	whether the Debt Securities will be issuable in registered or bearer form or both or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;
•	any provisions permitting or restricting the issuance of additional Securities, the incurring of additional indebtedness or other material negative covenants;
•	each office or agency where the principal of, premium (if any) on and interest on the Debt Securities will be payable, and each office or agency where the Debt Securities may be presented for registration of transfer or exchange; and
•	any other specific terms of the Debt Securities including covenants and events of default relating solely to the applicable series of Debt Securities or any covenants or events of default generally applicable to other series of Debt Securities which are not to apply to the applicable series of Debt Securities.

Debt Securities may be issued bearing no interest or interest at a rate below or above the prevailing market rate at the time of issuance and may be offered and sold at a discount below or premium above their stated principal amounts.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The Debt Securities will be direct, unsecured obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the relevant Prospectus Supplement.

This Prospectus does not qualify for issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.

The foregoing summary of certain of the principal provisions of the Securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable Prospectus Supplement under which any Securities are being offered.

PRIOR SALES

Information in respect of Common Shares that we issued within the previous 12 month period, and in respect of securities that are convertible or exchangeable into Common shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX under the symbol “OLA”. Information in respect of trading price and volume of the Common Shares during the previous 12 month period will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The applicable Prospectus Supplement will include a general summary of certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities hereunder.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP.

INTEREST OF EXPERTS

The following persons have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51 – 102 – Continuous Disclosure Obligations during, or relating to, the Corporation’s financial year ended December 31, 2017:

•	Camino Rojo Report – Carl E. Defilippi, RM, SME of Kappes, Cassiday and Associates (“KCA”), Matthew D. Gray, Ph.D., C.P.G. of Resource Geosciences Incorporated and Michael G. Hester, FAusIMM of Independent Mining Consultants, Inc. prepared the report entitled “Preliminary Economic Assessment – Amended NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico”, dated June 19, 2018 and amended March 11, 2019.

•	Cerro Quema Report – Eugene Puritch, P. Eng., Richard H. Sutcliffe, P.Geo., Tracy Armstrong, P.Geo., Antoine Yassa, P.Geo., David Burga, P.Geo., Kenneth Kuchling, P.Eng., and Fred Brown, P.Geo., of P&E Mining Consultants Inc., Gene Tortelli, PE, George Lightwood, PE, and David Brown, P.Geo., of Golder Associates Inc., and Mark Gorman, PE of KCA prepared the report entitled “Cerro Quema Project – Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014 with an effective date of June 30, 2014.

None of the foregoing persons, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the Corporation’s property or the property of any of the Corporation’s associates or affiliates. The foregoing persons held an interest in either less than 1% or none of the Corporation’s securities or the securities of any associate or affiliate of the Corporation at the time of preparation of the respective reports and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of the Corporation’s securities or the securities of any associate or affiliate of the Corporation in connection with the preparation of the above mentioned reports. None of the aforementioned persons nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

All scientific and technical information in this Prospectus has been reviewed and approved by Hans Smit, P.Geo., Chief Operating Officer and a director of the Corporation, who is a “Qualified Person” under NI 43-101. As of the date hereof, Hans Smit holds 2,942,900 Common Shares, 100,000 Warrants, 1,001,991 stock options and 120,000 restricted share units of the Corporation.

The Corporation’s independent auditors are Davidson & Company LLP, Chartered Professional Accountants, who have issued an Independent Auditor’s Report dated April 24, 2018 in respect to the Company’s consolidated financial statements for the year ended December 31, 2017. Davidson & Company LLP has advised the Corporation that they are independent with respect to the Corporation within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct.

The partners and associates of Cassels Brock & Blackwell LLP, as a group, hold beneficially, directly or indirectly, less than 1% of any class of the Corporation’s securities.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

Original purchasers of Warrants (if offered separately), Subscription Receipts or convertible securities will have a contractual right of rescission against the Corporation in respect of the exercise of such Warrants or conversion of such Subscription Receipts or convertible securities.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant, the Subscription Receipt and the convertible security, as the case may be, the amount paid upon exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the Warrant, Subscription Receipt or convertible security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the Warrant, Subscription Receipt or convertible security under this Prospectus. This contractual rights of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of Warrants, Subscription Receipts or other convertible securities, original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the security that was purchased under a prospectus, and therefore a further payment at the time of exercise may not be recoverable in a statutory action for damages. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE CORPORATION

Dated: March 11, 2019

This short form prospectus, together with the documents incorporated in the prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces and territories, other than Québec.

(“Signed”) JASON SIMPSON	(“Signed”) ETIENNE MORIN
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(“Signed”) CHARLES JEANNES	(“Signed”) GEORGE ALBINO
Director	Director

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